Annual Shareholder Meeting Results:

The Fund held its annual meetings of shareholders on December 18, 2013. Common/Preferred shareholders voted as indicated below:

					              Affirmative      Withheld
				                                      Authority

Re-election of Deborah A. Decotis- Class II
to serve until the Annual Meeting for the
2016-2017 fiscal year 					25,105,447     1,809,442

Re-election of James A. Jacobson*-Class II
to serve until the Annual Meeting for the
2016-2017 fiscal year              			  3,971 	  274

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Bradford K. Gallagher, Hans W. Kertess*, John C. Maney+, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee